5805 Sepulveda Blvd, Suite 801 • Sherman Oaks, CA • 91411 • 424.273.8675

April 25, 2024

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Avenir Wellness Solutions, Inc.
Form 10-K for the Year Ended December 31, 2022 Form 10-Q for the Period Ended September 30, 2023

Dear Ladies and Gentlemen:

We are in receipt of your comment letter dated April 11, 2024 relating to our correspondence dated March 29, 2024 in reference to the above noted filings of Avenir Wellness Solutions, Inc. (the “Company”). Our responses follow each of the corresponding comments below:

Form 10-K for the Year Ended December 31, 2022

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 41

1.	Please address the following regarding your response to prior comment 2:

•	From your response it is unclear whether your response to the first two bullets is only supplemental or proposed disclosure changes. Please confirm that you will revise your disclosures consistent with the information provided in your response to the first two bullets.

•	With regards to your response to bullet three, revise your disclosures to clearly link your response to bullets two and three such that the most sensitive risk is that the transactions conducted through a related party, third-party account, by the Company's employees, are also recorded and reported within the Company's accounting records even though these actions are not specifically prescribed in the Distribution Services Agreement and was based on authorization granted extemporaneously by the chief executive office of the Company.

Company Response:

Bullet 1 –

The Company confirms that it will revise its disclosures regarding the ALT structure including any funding needs of the Company, rationale and benefits of the ALT structure, authorization of Company personnel to use the ALT bank account and any other necessary disclosure consistent with the information provided in its response to the first two bullets of Comment 2 of the letter dated March 29, 2024.

Bullet 2 –

The Company will revise its disclosures to clearly link its response to bullets two and three such that the most sensitive risk is that the transactions conducted through a related party, third-party account, by the Company's employees, are also recorded and reported within the Company's accounting records even though these actions are not specifically prescribed in the Distribution Services Agreement and was based on authorization granted extemporaneously by the chief executive office of the Company.

Note 2. Summary of Significant Accounting Policies

Correction of an Error, page F-25

2.

We have considered your response to prior comment 6. Given the quantitative significance of the error to net loss per share, and the fact that we do not agree that the factors cited in your qualitative assessment overcomes such significance, we disagree with the Company’s conclusion that the error was immaterial. As a result, we believe the Company’s consolidated financial statements are materially misstated and therefore, should be restated. Please amend the applicable filings to present restated financial statements reflecting the correction of the error in accordance with ASC 250 and file an Item 4.02 Form 8-K. Additionally, please update the disclosure in Item 9A regarding any new material weaknesses identified in connection with this error.

Company Response:

The Company will undertake to amend the applicable filings to present restated financial statements reflecting the correction of the error in accordance with ASC 250 and file an Item 4.02 Form 8-K as well as update the disclosure in Item 9A regarding any new material weaknesses identified in connection with this error.

3.

We have considered your response to prior comment 6 and do not agree with your conclusion that neither the predecessor auditor nor the successor auditor is required to take responsibility for the auditing of the correction of the error in the audit report. As discussed in paragraph 57 of AS 3105, if the predecessor auditor revises the audit report or if the financial statements are adjusted, he or she should dual-date the audit report. To the extent the successor auditor audited the adjustments necessary to the December 31, 2021 financial statements for the error correction, please provide a revised audit report from the successor auditor to make that clear. Furthermore, we do not agree with your conclusion that the predecessor audit report does not need to be adjusted to add an explanatory paragraph in the reissued audit report for the adjustments made to the 2021 financial statements related to discontinued operations, and for the adjustments related to the correction of the error, if applicable. Please refer to Question 9 in the PCAOB Staff Questions and Answers related to Adjustments to Financial Statements Audited by a Predecessor Auditor available on the PCAOB’s website at: Microsoft Word - Staff QA Adjustments to FS Audited by Predecessor Auditor … (pcaobus.org)

Company Response:

The Company will undertake to obtain a dual-dated audit report from the predecessor auditor to address the adjustment to the 2021 financial statements and obtain a revised audit report from the current auditor to address adjustments made to the 2021 financial statements related to discontinued operations and for the adjustments related to the correction of the error, if applicable.

Please let us know if you have any further questions or require any additional information or clarification.

Sincerely,

/s/ Joel Bennett
Joel Bennett
Chief Financial Officer